SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SG Blocks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78418A505

(CUSIP Number)

November 16, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78418A505

1	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons E. Bryan Bagley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 316,500 (1)
	6	Shared Voting Power 310,000 (1)
	7	Sole Dispositive Power 316,500 (1)
	8	Shared Dispositive Power 310,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 626,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percentage of Class Represented by Amount in Row 9 5.23%
12	Type of Reporting Person (See Instructions) IN

(1) The amounts indicated include 300,000 held in a trust in which Mr. Bagley acts as a co-trustee, 316,500 shares held in Mr. Bagley’s IRA and 10,000 shares held by Mr. Bagley’s children.

CUSIP No. 78418A505

Item 1(a).

(a)	Name of Issuer: SG Blocks, Inc.

(b)	Address of Issuer’s Principal Executive Office: 195 Montague Street, 14th Floor, Brooklyn, NY 11201

Item 2.

(a)	Name of Person Filing: E. Bryan Bagley

(b)	Address of Principal Business Office or, if none, Residence: 1470 Arlington Drive, Salt Lake City, Utah 84103.

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 78418A505

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13(d)-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:

(b)	Percent of Class:

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 316,500

(ii)	shared power to vote or to direct the vote: 310,000

(iii)	sole power to dispose or to direct the disposition of: 316,500

(iv)	shared power to dispose or to direct the disposition of: 310,000

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control or the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2021

/s/ E. Bryan Bagley
E. Bryan Bagley

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